NOTE F.  CONTINGENCIES

Currently, the Fund is a nominal defendant in a shareholder derivative and purported class action which alleges violations of the Federal securities laws and breach of fiduciary duty by the Fund's directors and investment adviser in connection with the Fund's July 1996 rights offering. By Opinion and Order dated April 6, 1998, the District Court granted a motion to dismiss the complaint in its entirety as to the class action claims and denied the motion to dismiss as to all other claims.
On May 22, 1998, the directors created a special litigation committee of the Board composed of two newly-appointed disinterested directors who are not named parties in the Strougo Litigation for the purpose of considering the allegations raised in the Strougo Litigation. In December, 1998, the special litigation committee issued a report concluding that the claims had no merits and filed a motion to dismiss or, in the alternative, for summary judgement. In April 1999, the District Court adjourned the motion by the special litigation committee, pending further limited discovery by Mr. Strougo's attorneys. That discovery has been completed and new briefs regarding the motion for summary judgement have recently been filed.
The costs of defending the directors in this matter are being advanced by the Fund pursuant to rights of indemnity set forth in the Fund's charter documents and are reflected in the Fund's operating expenses.
The investment adviser may be entitled to similar advancement of expenses and rights of indemnity.

The Fund has also recently been added as a nominal defendant in a derivative action entitled Strougo v. BEA Associates, originally filed in the Southern District of New York solely against defendant BEA Associates (now CSAM) in May of 1998. The complaint was amended in February of 2000 to add the Fund as a nominal defendant. The complaint asserts claims under Sections 36(a) and 36(b) of the Investment Act of 1940, both of which stem from the charge that CSAM has violated its statutory duties by negotiating over the Fund's advisory agreement with independent directors who are allegedly not independent. Motions to dismiss made by CSAM were denied prior to the Fund being added to the case as a nominal defendant and discovery is just now beginning.

Management believes that neither the outcome of the above litigation nor the Fund's related indemnification obligations will have a material adverse effect on the financial position or future operating results of the Fund, although there can be no assurance to that effect.